				Exhibit 12
WESTAR ENERGY, INC.
Computations of Ratio of Earnings to Fixed Charges and
Computations of Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements
(Dollars in Thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010

Earnings from continuing operations (a)	$465,538	$421,449	$406,638	$339,274	$293,591

Fixed Charges:
Interest (expensed and capitalized) (b)	195,162	193,873	186,736	178,049	179,272
Interest on corporate-owned life insurance borrowings	58,344	57,767	63,518	66,326	68,926
Interest applicable to rentals (b)	4,714	5,495	4,675	4,528	4,325
Total Fixed Charges (c)	258,220	257,135	254,929	248,903	252,523

Distributed income of equity investees	—	—	—	—	—

Preferred Dividend Requirements:
Preferred dividends	—	—	1,616	970	970
Income tax required	—	—	723	424	396

Total Preferred Dividend Requirements (d)	—	—	2,339	1,394	1,366

Total Fixed Charges and Preferred Dividend Requirements	258,220	257,135	257,268	250,297	253,889

Earnings (e)	$723,758	$678,584	$661,567	$588,177	$546,114

Ratio of Earnings to Fixed Charges	2.80	2.64	2.60	2.36	2.16

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	2.80	2.64	2.57	2.35	2.15
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b) As a result of consolidating variable interest entities as discussed in Note 17 of the Notes to Consolidated Financial Statements, "Variable Interest Entities," amounts previously reported as interest applicable to rentals are reported as interest expense beginning in 2010.

(c) Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(d) Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(e) Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.